UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)


                                 Supertex., Inc.
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                                (Name of Issuer)


                    		 Common Stock
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                         (Title of class of securities)


                                  8685-32102
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                                 (CUSIP Number)

				Yunni Pao
				Push Inc.
				2 Oxford Rd.
				Kowloon Tong, Hong Kong
				CHINA
				+(852) 2336-0685

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 December 31, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

================================================================================


					13D
                              CUSIP No.  8685-32102

1    NAME OF REPORTING PERSONS
                                 Push Inc., a British Virgin Islands Corporation
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Inapplicable
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
		(a) [_]
                (b) [_]
     Inapplicable
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3    SEC USE ONLY

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4    SOURCE OF FUNDS:
     No funds were used to make purchases of holdings which are subject to this filing. The acquisition of such holdings was a result of a direct transfer by Yunni Pao, 100% owner of Push, Inc., of his personal holdings of the Issuer's shares.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):               [_]
     Inapplicable
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     British Virgin Islands

--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                  1,550,070
          SHARES
                            ----------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                        0
         OWNED BY
                            ----------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:             1,550,070
        REPORTING
                            ----------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                   0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          1,550,070

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.06%
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14   TYPE OF REPORTING PERSON:                       CO

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                               INSTRUCTIONS FOR SCHEDULE 13G



  Instructions for Cover Page



  (1) NAMES AND SOCIAL SECURITY NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e. each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH THE
  SCHEDULE 13D," below).



  (2)If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].



  (3) The third row is for SEC internal use; please leave blank.


  (4) Classify the source of funds or other consideration used or to be used in making purchases required to be disclosed pursuant to Item 3 of
       Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary in row (4):

  Category of Source                                                   Symbol
  Subject Company (Company whose securities are being acquired) . . . .. SC
  Bank  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . BK
  Affiliate (of reporting person)  . . . . . . . . . . . . . .. . . . .  AF
  Working Capital (of reporting person)  . . . . . . . . . . . . . . . . WC
  Personal Funds (of reporting person)  . . . . . . . . . . . . . . . .  PF
  Other  . . . .  . . . . . . . . . . . . . . . . . . . . . . . . . . .  OO

  (5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

  (6) CITIZENSHIP OR PLACE OF ORGANIZATION - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D)

  (7) - (11), (13) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC. - Rows (7) through (11) inclusive, and
  (13) are to be completed in accordance with the provisions of
  Item 5 of Schedule 13D. All percentages are to be rounded off to the nearest tenth (one place after decimal point).



  (12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13D-4 [17 CFR 240.
  13d-4] under the Securities Exchange Act of 1934.



  (14) TYPE OF REPORTING PERSON - Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:



  CATEGORY                            SYMBOL



  Broker Dealer                         BD

  Bank                                  BK

  Insurance Company                     IC

  Investment Company                    IV

  Investment Adviser                    IA

  Employee Benefit Plan, Pension Fund,
        Endowment Fund                  EP

  Parent Holding Company                HC

  Corporation                           CO

  Partnership                           PN

  Individual                            IN

  Other                                 OO



  NOTES:

  Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

  Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.


  Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).



            SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G



  Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.



  Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public



  Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.



  Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.



                               GENERAL INSTRUCTIONS



  A. The item numbers and captions of the item shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate early the coverage of the items without referring to the text of the items. Answer every item. If an items is inapplicable or the answer is in the negative, so state.


  B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matter incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.



  C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (I) each partner of such general partnership;
  (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicated or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (I),
  (ii), (iii) or (iv) of this instruction is a corporation the information called for by the above mentioned items shall be given with respect to
  (a) each executive officer and director of such corporation; (b) each person
  controlling such corporation; and   each executive officer and
  director of any corporation or other person ultimately in control of such corporation.


  Item 1. Security and Issuer

  State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

     Security:  Common Stock

     Issuer:  Supertex, Inc.


     Address of Issuer's Principal Executive Offices:

           1235 Bordeaux Dr., Sunnyvale, CA 94088-3607


  Item 2. Identity and Background

  If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by
  (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

     (a) Name;

     (b) Residence or business address;

        Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal and state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

      (f) Citizenship.


     Push, Incorporated is a private investment company incorporated in 1989 under the International Business Companies Ordinance in British Virgin Islands. This investment company, under the sole directorship of Yunni Pao, was established to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.


  Item 3.  Sources and Amount of Funds or Other Consideration

  State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.


     No funds were used to make purchases of holdings which are subject to this filing. The acquisition of such holdings was a result of a direct transfer by Yunni Pao, 100% owner of Push, Inc., of his personal holdings of the Issuer's shares.


  Item 4.  Purpose of Transaction

  State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation,involving the issuer or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

  (e) Any material change in the present capitalization or dividend policy of the issuer;

  (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (I) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j)  Any action similar to any of those enumerated above.


     The intention of Push, Incorporated in acquiring equities of this company is for investment purposes.


  Item 5.  Interest in Securities of Issuer

  (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.
 The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

     Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (240.13d-191), whichever is less, by the persons named in response to paragraph (a).

 Instruction. The description of a transaction required by Item 5 shall include, but not necessarily be limited to (1) the identity of the person covered by Item 5 who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

  (d) If any other person is known to have the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

 Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.



     All securities covered by this filing are beneficially owner by Push, Inc. The total amount owner and percentage of class of securities are set forth in lines 11 and 3 of page 2 of this filing. Push, Inc. holds sole voting and disposition power for all the shares.


  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Describe any contracts arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.


     Certain facilities of the Issuer are leased under a operating lease from Fortuna Realty, a corporation owner by Yunni Pao, who also owns 100% of Push, Inc. The lease was renewed in May 2002. The lease will expire on March 31, 2007.

  Item 7. Materials to Be Filed as  Exhibits

  The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
  (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in
  Item 6.


     Not applicable.



  				SIGNATURE PAGE
                             SCHEDULE 13D - Amended


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Date:  May 11, 2004




  PUSH INC. (B.V.I.)




  By:  Yunni Pao
          Signature